Exhibit 1

ASX Release

3 March 2010

Moody’s Announces Changes to Hybrid Ratings

Moody’s Investors Service (Moody’s) today announced changes to ratings of hybrid securities of Australian and New Zealand banks. Westpac’s announcement on 19 November 2009 foreshadowed Moody’s ratings review in line with their announced change in global rating methodology for bank hybrid and subordinated debt securities.

Moody’s has confirmed that ratings of Westpac hybrid Tier 1 securities have been downgraded by 3 notches (from Aa3 to A3). The Westpac hybrid Tier 1 securities that are rated by Moody’s are set out below with their new Moody’s ratings:

Westpac Stapled Preferred Securities (Westpac SPS)	A3 “Negative outlook”
Westpac Stapled Preferred Securities II (Westpac SPS II)	A3 “Negative outlook”
Westpac Trust Preferred Securities (Westpac TPS Trust)	A3 “Negative outlook”
Trust Preferred Securities (Westpac Capital Trust III)	A3 “Negative outlook”
Trust Preferred Securities (Westpac Capital Trust IV)	A3 “Negative outlook”

The rating changes have no impact on Westpac’s performance of its obligations in respect of each of the hybrid securities, including payment of distributions in accordance with, and subject to, their respective terms.

Westpac’s issuer rating from Moody’s remains unchanged.

Ends.

For Further Information:

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443

Andrew Bowden

Investor Relations

Westpac Banking Corporation

Ph: 02 8253 4008

Westpac Banking Corporation
ABN 33007457141